Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  1-31805

Date: October 10, 2014

FOR MORE INFORMATION: Steve Wexler, EVP, Radio Journal Broadcast Group 414-967-5205, swexler@jrn.com

Journal Broadcast Group Announces Sale of KFTI-FM (92.3) to Envision Broadcast Network, LLC

Wichita, Kan. — Journal Broadcast Group, Inc., a subsidiary of Journal Communications, Inc. (NYSE: JRN) has announced an agreement to sell radio station KFTI-FM (92.3) in Wichita to Envision Broadcast Network, LLC, which is affiliated with Envision, Inc.

Envision (www.envisionus.com) is a not-for-profit organization that promotes nationwide advocacy and independence for those who are blind or visually impaired. Envision plans to use the station to broadcast blind and visually impaired (BVI) messaging while sharing its initiatives in a traditional radio station format including a morning show and other mainstream segments. In addition, Envision plans to provide support to other not-for-profit organizations in the region by sharing their messages with the community.

“We’re pleased to have found such a quality buyer in Envision, and commend their efforts to use the station to improve lives in their community,” said Andre Fernandez, President & COO of Journal Communications.

“I am so impressed with the work Envision does in the Wichita community, and am gratified that this station will enable them to further their important mission,” agreed Steve Wexler, EVP/Radio for Journal Broadcast Group.

“We are very excited to be adding a new dimension to our organization as we enter the world of broadcast communications,” said Michael Monteferrante, CEO/President of Envision. “KFTI represents our latest success in diversifying our operations and strengthening our resources. We’re gaining a new revenue stream for funding our programs, new job opportunities for those we serve and a valuable communications vehicle through which we and other organizations can reach audiences. We look forward to making this new venture a key asset to Envision’s community and the Wichita community at large.”

Journal Broadcast Group is required to divest one FM station in its Wichita cluster as a result of the announced transaction between Journal Communications and The E.W. Scripps Company, in order to comply with the FCC’s ownership limits. As part of that transaction, Journal Broadcast Group’s TV and radio stations will become part of Scripps, and both companies’ newspaper operations will be spun off and then merge to form a new public company called Journal Media Group.  The transaction is expected to close in 2015.

The sale of KFTI is contingent on FCC approval.

About Journal Broadcast Group

Journal Broadcast Group owns and operates or provides services to 14 television stations and 35 radio stations in 11 states. Headquartered in Milwaukee, Wisconsin, it is the broadcast business of Journal Communications Inc. (NYSE: JRN), a diversified media company with operations in publishing, television and radio broadcasting, and digital media.  Learn more at www.journalcommunications.com.

About Envision

Envision (www.envisionus.com) is a not-for-profit organization that promotes advocacy and independence for those who are blind or visually impaired nationwide. Founded in 1933, Envision is one of the largest employers of individuals with vision loss in the nation. Headquartered in Wichita, Envision’s mission is to improve the quality of life and provide inspiration for the blind and visually impaired through employment, outreach, rehabilitation, education and research.

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Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4,

2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.